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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Federated Municipal Term Trust

Address of Principal Business Office (no. & Street, City, State, Zip Code): Federated Investors Funds 4000 Ericsson Drive Warrendale, Pennsylvania 15086-7561

Telephone Number (including area code): 1-800-341-7400

Name and address of agent for service of process: Gregory Dulski, Esquire Federated Investors Tower Pittsburgh, Pennsylvania 15222-3779

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES [ X ] NO [ ]

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Pittsburgh and State of Pennsylvania on the 10th day of February, 2009.

FEDERATED MUNICIPAL TERM TRUST
(Name of Registrant)

By:	/S/ GREGORY HIRST
Name: Gregory Hirst Title: Trustee

Attest:	/S/ GREGORY DULSKI
Name: Gregory Dulski, Esquire Title: Counsel